Mail Stop 6010

December 19, 2007

<u>Via U.S. Mail and Facsimile</u>

Mr. Richard Thon
Chief Financial Officer
ProUroCare Medical Inc.
5500 Wayzata Blvd., Suite 310
Golden Valley, MN 55416

   Re: **ProUroCare Medical Inc.**
       Form 10-KSB
       Filed March 30, 2007
       File No. 000-51774

Dear Mr. Thon:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2006

Item 6. Management's Discussion and Analysis or Plan of Operations, page 30

-Critical Accounting Policies, page 35

1.   You state that you do not have any critical accounting policies or procedures due
        to the development-stage nature of your current operations. We further note that
        you make significant estimates related to the determination of the fair value of
        your equity instruments issued throughout the reporting periods presented
        including stock options and warrants issued to employees and non-employees.
        Please revise this section in future filings to include the disclosures required by
        Question 5 of SAB Topic 14.D.1, SEC Release No. FR-60 and Section V,
        "Critical Accounting Estimates," in SEC Release No. FR-72 related to the equity
        instruments that you grant during each reporting period presented.

Item 7. Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 1. Description of Business and Summary of Significant Accounting Policies, page
F-9

-(d) Net Loss Per Common Share, page F-10

2.   Please revise future filings to disclose the number of potentially dilutive securities
        issuable under your warrants, convertible debenture arrangements, and stock
        options which were excluded from the computation of earnings per share in
        accordance with paragraph 40 of SFAS 128.

-(h) License Agreements, page F-10

3.   We note that you reference the use of an independent valuation firm when
        determining the fair value of your stock issued as consideration for costs
        associated with your license agreements. While in future filings management
        may elect to take full responsibility for valuing the derivative, if you choose to
        continue to refer to the independent valuation firm in any capacity, please revise
        future filings, beginning with your next Form 10-KSB, to name the independent

valuation firm. In addition, please note that if you intend to incorporate your Form 10-KSB into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

-(j) Stock-based Compensation, page F-11

4.   We note here and on page F-12 that you do not adjust the calculated value of your stock options or warrants for forfeitures since you have a lack of history to calculate the forfeiture rate. Please tell us and revise your disclosures related to your outstanding stock options and warrants in future filings to explain how you considered the guidance in paragraph 80 of SFAS 123(R) related to your forfeitures which indicates that an entity that had a policy of recognizing the effect of forfeitures only as they occurred shall estimate the number of outstanding instruments for which the requisite service is not expected to be rendered.

Note 11. Long-term Debt, page F-32

Convertible debentures, page F-33

5.   We note that you issued $733,334 of unsecured 10% convertible debt as consideration to the guarantors of certain of your promissory notes and that you recorded the cost of the debentures as debt issuance costs. We further note that the conversion price adjusts from $.50 per share to $.40 per share and from $.40 per share to $.30 per share if the guarantees are not released by certain dates. Please tell us and revise this note in future filings to explain in more detail how you accounted for these instruments and why you recorded these debentures as debt issuance costs rather than as a liability on the date of issuance. Within your discussion, please explain to us how you applied the guidance in EITF 00-19 in evaluating whether the conversion features of your convertible debentures are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. If you determined that the conversion feature does not require accounting under SFAS 133, please explain to tell us how you have considered the guidance in EITF 98-5 and EITF 00-27 with respect to any beneficial conversation features.

6.   Further to the above, we note from page 12 of your September 30, 2007 Form 10-QSB that you amended the debenture agreements and the debenture holders agreed to accept investment units and cash or common stock for the payment of interest. We further note that you issued 124,780 shares of common stock and

warrants to purchase 62,392 shares of common stock valued at $26,829. We finally note that you immediately expensed the fair value of the warrants as debt extinguishment costs. Please tell us and revise your future filings to disclose in more detail how you accounted for this modification of your debt arrangement and how you considered the guidance in EITF 96-19. Cite any other accounting literature relied upon and how you applied this to your situation.

Form 10-QSB for the Quarter Ended September 30, 2007

Item 1. Financial Statements, page 1

Consolidated Balance Sheet, page 1

7.   We note that you have $111,820 of deferred offering costs outstanding at September 30, 2007. Please tell us and revise future filings to explain the nature of these costs and to what offering that these costs relate. Refer to the guidance in SAB Topic 5A.

Item 3. Controls and Procedures, page 39

8.   We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective as of September 30, 2007. You further state on page 40 that you have a lack of segregation of duties due to your limited number of employees engaged in the authorization, recording, processing, and reporting of transactions. Considering your statement related to the lack of segregation of duties that exists within your company, please tell us how you concluded that your disclosure controls and procedures were effective as of September 30, 2007.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker

Reviewing Accountant